Exhibit A

Press Release
Ceragon Announces Proposed Public Offering of Common Stock – Nov. 19, 2013

Ceragon Networks Ltd. (NASDAQ: CRNT) Announces Proposed Public Offering of Common Stock

Paramus, New Jersey. November 19, 2013 – Ceragon Networks Ltd. (NASDAQ: CRNT) today announced that it is offering to sell its ordinary shares in an underwritten public offering. Needham & Company is acting as lead book-running manager with Oppenheimer & Co. Inc. as co-book runner on the offering.

The offering is expected to price after close of market on Wednesday, November 20, 2013.

Ceragon intends to use the net proceeds from the offering for general corporate purposes.

The shares described above are being offered by Ceragon pursuant to a registration statement on Form F-3, including a base prospectus, previously filed with and subsequently declared effective by the Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement relating to the offering has also been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Copies of the preliminary prospectus supplement and accompanying base prospectus relating to this offering may also be obtained from Needham & Company, LLC, 445 Park Avenue, New York, NY 10022, (800) 903-3268.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Media Contact:	Company & Investor Contact:

Justine Schneider	Yoel Knoll
Calysto Communications	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel. +1-(201)-853-0228
jschneider@calysto.com	yoelk@ceragon.com

Ceragon’s IRapp available on AppStore & GooglePlay

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed public offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the satisfaction of the conditions to the closing of the offering, market conditions, risks associated with the cash requirements of our business and other risks detailed from time to time in our Annual Report on Form 20-F and other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.